Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 26, 2010
Item 3	News Release The news release dated May 26, 2010 was disseminated through Marketwire’s Canada and US Investment, UK Media and Analysts and Continental Europe Finance Disclosure Networks.
Item 4
Summary of Material Change

Board of Directors of Silver Standard announced the appointment of John Smith as Chief Executive Officer of the company, effective August 6, 2010.   Mike Anglin will continue to be Interim President and Chief Executive Officer until that time, when he will revert to his previous role as director.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 26, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of May, 2010

May 26, 2010	News Release 10-16

SILVER STANDARD RESOURCES INC. ANNOUNCES THE APPOINTMENT OF
JOHN SMITH AS PRESIDENT AND CHIEF EXECUTIVE OFFICER

Vancouver, B.C. – The Board of Directors of Silver Standard is very pleased to announce the appointment of John Smith as Chief Executive Officer of the company, effective August 6, 2010.  Mike Anglin will continue to be Interim President and Chief Executive Officer until that time, when he will revert to his previous role as director.

Mr. Smith, age 53, has over 30 years of varied experience in the resources industry.  He started his career in the North Sea oil industry and has spent the last 18 years with BHPBilliton, most recently as Vice President, Resourcing and Development, based in Melbourne, Australia.  He has worked in various operational, strategic, M&A, and commercial functions within BHPBilliton, including over three years as CEO of the BHPBilliton Mitsubishi Alliance, which operates one of the world’s largest coal operations in the Bowen Basin of Queensland, consisting of nine mines, a port, and 4,000 employees.  Under his leadership, four of the mines completed significant expansion projects, one new mine was brought into operation, and a tenth mine was developed to within a year of production.  He has a BA, Commerce degree from Robert Gordon University in Aberdeen, Scotland, and an MBA with Distinction from Aberdeen University.

Peter Tomsett, Chairman of Silver Standard, said, ”After conducting an extensive international search, we are delighted to have such a seasoned executive as John join us as CEO at this exciting stage in the company’s development.  As we continue to move from exploration into a substantial operating and development company, we believe John has the ideal credentials to successfully lead us to the next level of performance.  His broad international industry skills, and outstanding track record of success over many years will stand us in good stead as we strive to deliver value to our shareholders from our project portfolio.”

John Smith commented, “I am very pleased to have the opportunity to lead Silver Standard at this important time.  The company has an excellent portfolio of projects and a highly skilled and enthusiastic group of employees that together are capable of taking the company to the next level.  My goal will be to flawlessly execute our strategy by delivering full value from our resource base, while continuing to look for additional accretive growth opportunities.”

Contact:

A. E. Michael Anglin, President and CEO
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Phone: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (“Forward-looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production cost estimates for the Pirquitas Mine, risks and uncertainties associated with new mining operations, including start-up delays and operational issues, risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Source: Silver Standard Resources Inc.